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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 21
(No. and Street)

Zurich	Switzerland	8002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg — 01141 44 487 86 41
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG
(Name – *if individual, state last, first, middle name*)

Aeschengraben 9	Basel	Switzerland	4051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification

Seen for authentication of the reverse side signature, acknowledged in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities AG, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 16th December 2015
BK no. 47138/nn
Fee CHF 30.00


NOTARIAT ZÜRICH (ALTSTADT)
Kt. ZÜRICH

NOTARIAT ZÜRICH (ALTSTADT)

M. Müller-Smit, Notary Public

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Vontobel Securities Ltd, Zurich

Year ended December 31, 2015

With Report and Supplementary Report
of Independent Registered Public Accounting Firm



Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 35 85
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors and Shareholders of
Vontobel Securities Ltd, Zurich

Basel, February 29, 2016

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd. (the Company) as of December 31, 2015, and the related statements of comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange commission) and II (statement regarding Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young Ltd



Troy J. Butner
Certified Public Accountant (United States)



Philipp R. Bertschinger
Certified Public Accountant (Switzerland)

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2015
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2015 CHF	2015 USD
ASSETS		
Cash and cash equivalents	5'497'054	5'491'562
Prepaid expenses	5'868	5'862
Accounts receivable	20'419	20'399
Total ASSETS	5'523'341	5'517'823
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	869'824	868'955
Accrued taxes	2'676	2'673
Total LIABILITIES	872'500	871'628
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each	2'000'000	1'998'002
issued	-	-
outstanding	-	-
authorised	-	-
Additional paid-in capital	7'000'000	6'993'007
Accumulated loss	(4'349'159)	(4'344'814)
Total SHAREHOLDER'S EQUITY	4'650'841	4'646'195
Total LIABILITIES AND SHAREHOLDER'S EQUITY	5'523'341	5'517'823

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2015 CHF	2015 USD
REVENUES		
Commissions	8'122'769	8'114'654
Interest income	211	211
Trading result, net	(566)	(565)
Total REVENUES	8'122'414	8'114'300
EXPENSES		
Employee compensation and benefits	2'881'147	2'878'269
Communications	306'434	306'128
Occupancy and equipment costs	150'955	150'804
Interest expenses	15'969	15'953
Data processing costs	2'573'214	2'570'643
Other expenses	1'452'605	1'451'154
Total EXPENSES	7'380'324	7'372'951
Profit before taxation	742'090	741'349
Income Taxes	-	-
Net Profit	742'090	741'349

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital 2015	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2015	3'908'751	7'000'000	2'000'000	-5'091'249
Net profit	742'090	-	-	742'090
Ending balance December 31, 2015	4'650'841	7'000'000	2'000'000	-4'349'159
	USD	USD	USD	USD
Beginning balance January 1, 2015	3'933'730	7'044'734	2'012'781	-5'123'785
Impact of exchanges rate movements on opening balances	-28'884	-51'727	-14'779	37'622
Net profit	741'349	-	-	741'349
Ending balance December 31, 2015	4'646'195	6'993'007	1'998'002	-4'344'814

The accompanying notes are an integral part of these financial statements

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2015

Vontobel Securities Ltd

	2015 CHF	2015 USD
Beginning balance January 1, 2015	993'650	1'000'000
Repayment October 29, 2015	-981'865	-1'000'000
Effect of exchange rate changes on subordinated loan	-11'785	-
Ending balance December 31, 2015	-	-

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2015
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2015 CHF	2015 USD
Cash flows from operating activities		
Net profit	742'090	741'349
Adjustments to reconcile net loss to		
Net cash provided by operating activities:		
Effect of exchange rate changes on cash	-	-33'970
Effect of exchange rate changes on subordinated loan	-11'785	-
Changes in operating assets and liabilities:		
Decrease in prepaid expenses	1'369	1'368
Decrease in account receivable	2'638	2'635
Increase in accrued expenses	152'332	152'180
Increase in accrued taxes	1'675	1'673
Net cash provided by operating activities	888'319	865'235
Cash flow from financing activities		
Decrease in subordinated loan	-981'865	-1'000'000
Net cash used in financing activities	-981'865	-1'000'000
Net decrease in cash and cash equivalents	-93'546	-134'765
Cash and cash equivalents at beginning of year	5'590'600	5'626'327
Cash and cash equivalents at end of year	5'497'054	5'491'562
Additional cash flow information		
Cash paid during the year for:		
Income taxes	-	-
Interest payments	15'969	15'953

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Vontobel Securities Ltd

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company which has been liquidated as of December 2002 has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and services agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. Bank Vontobel Ltd renders various services including management support & controlling, corporate identity and project tasks. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents.
Vontobel Securities Limited is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is Swiss francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2015 of CHF 1.00100 per USD 1.00. This convenience translation should not be construed as representation that the Swiss francs amounts could be converted to US dollars at the rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates. The amount of current and deferred taxes or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The

measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Commissions are recorded on a trade date basis. Interest income is recorded as earned.

Recent accounting pronouncements

In May 2014, the FASB issued a new standard related to the "Revenue from Contracts with Customers" which amends the existing accounting standards for revenue recognition. The standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This standard is applicable for fiscal year beginning after December 15, 2017 and for interim periods within those years and early adoption is not permitted. The Company expects to adopt this standard on January 1, 2017. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

Note 2 – Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The following taxes (local and capital taxes) are recognized within Other expenses:

	2015	2015
	CHF	USD
Swiss taxes	7'857	7'849
US taxes	11'828	11'816
Total	19'685	19'665

Tax losses carried forward have been used to offset 2015 taxable income and therefore income taxes are nil.

	2015	2015
Swiss losses carried forward	CHF	USD
Loss fiscal year 2010 (expires 2017)	-726'700	-725'974
Loss fiscal year 2011 (expires 2018)	-2'038'974	-2'036'937
Loss fiscal year 2012 (expires 2019)	-2'946'566	-2'943'622
Loss fiscal year 2013 (expires 2020)	-422'768	-422'346
Total Swiss operating losses carried forward	-6'135'008	-6'128'879
US losses carried forward		
Loss fiscal year 2006 (expires 2026)	-	-66'853
Loss fiscal year 2007 (expires 2027)	-	-750'988
Loss fiscal year 2008 (expires 2028)	-	-1'039'134
Loss fiscal year 2009 (expires 2029)	-	-1'115'910
Loss fiscal year 2010 (expires 2030)	-	-1'586'294
Loss fiscal year 2011 (expires 2031)	-	-1'953'028
Loss fiscal year 2012 (expires 2032)	-	-2'342'626
Loss fiscal year 2013 (expires 2033)	-	-2'135'959
Loss fiscal year 2014 (expires 2034)	-	-891'742
Loss fiscal year 2015 (expires 2035)	-	-1'277'816
Total US operating losses carried forward	-	-13'160'350

Deferred tax assets	2015 CHF	2015 USD
Gross deferred tax assets	1'306'757	1'305'452
Valuation allowance	(1'306'757)	(1'305'452)
Net deferred tax assets	-	-

Deferred tax assets arise solely from tax losses that can be carried forward to be utilized against profits in future years. In general, Swiss tax losses can be carried forward for seven years and US federal tax losses for 20 years.

Note 3 – Accumulated loss

The accumulated loss as at December 31, 2015 amounts to CHF 4'349'159 (USD 4'344'814).

Note 4 - Commitments

No material lease commitments to third parties exist at December 31, 2015. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 6).

Note 5 – Related party transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015.

ASSETS	CHF	USD
Cash and cash equivalents	2'501'506	2'499'007
Prepaid expenses	5'868	5'862
Total assets	2'507'374	2'504'869

LIABILITIES	CHF	USD
Accrued expenses	216'900	216'683
Total liabilities	216'900	216'683

Included in the statement of operations are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed for the Company under the terms of various agreements.

The following table sets forth the Company's related party expenses for the year ended December 31, 2015.

	2015	2015
	CHF	USD
Interest expenses	11'358	11'347
Data processing costs	2'566'137	2'563'573
Occupancy and equipment costs	160'955	160'794
Communications	66'005	65'939
Other expenses	888'362	887'475
Employee compensation and benefits	36'148	36'112
	3'728'965	3'725'240

The Company paid the Bank for parking facilities CHF 10'000 and such costs were reimbursed by officers of the Company.

The Company earned CHF 8'122'702 (USD 8'114'587) in commission fees from its clients for acting as the introducing broker in accordance with the brokerage and service agreement with the Bank.

Company cash accounts in the amount of CHF 2'501'506 (USD 2'499'007) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

The Company has repaid a subordinated loan of USD 1'000'000 to the Holding on the scheduled maturity date on October 29, 2015. Interest was based at a rate of Libor +1% per annum.
The interest expense amounts to CHF 11'310 (USD 11'299).

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid in the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital (as defined) of USD 2,381,843 of which USD 2,131,843 was in excess of its required net capital (as defined) of USD 250'000. The Company's ratio of aggregate indebtedness to net capital (as defined) was 0.37 to 1.

Note 7 - Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of

the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 8 - Cash and cash equivalents

As at December 31, 2015 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 9 - Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 521'973 (USD 521'452). The remainder includes accruals for audit, consulting and administrative expenses.

Note 10 - Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

Note 11 - Subsequent Events

Subsequent events have been evaluated through February 26, 2016.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

Net Capital	USD
Shareholder's equity	4'646'195
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	-2'030'423
Prepaid expenses	-5'862
Accounts receivable	-20'399
Net capital before haircuts	2'589'511
Less: haircuts on foreign currency assets	-207'668
Net capital	2'381'843
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	868'955
Liabilities for taxes	2'673
Total aggregate indebtedness	871'628
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	2'131'843
Ratio: Aggregate indebtedness to net capital	0.37 to 1

The Company has classified USD 2'030'423 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2015.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2015

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (i) of that rule.

Vontobel Securities Ltd



Roger Studer
Chairman of the Board of Directors



Peter Romanzina
Member of the Board of Directors



Hanspeter Schiegg
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

as per December 31, 2015

Vontobel Securities Ltd, Zurich


Building a better
working world

Ernst & Young Ltd
Aeschengraben 9
P.O Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Basel, February 29, 2016

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Vontobel Securities Ltd, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Vontobel Securities Ltd's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2015 through December 31, 2015. Vontobel Securities Ltd's management is responsible for Vontobel Securities Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.
   No differences noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2015 through December 31, 2015.
   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.
   No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.
   No differences noted.


Building a better
working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2015 through December 31, 2015 . Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Troy J. Butner
Certified Public Accountant (United States)

Philipp R. Bertschinger
Certified Public Accountant (Switzerland)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

as per December 31, 2015

Vontobel Securities Ltd, Zurich


Building a better
working world

Ernst & Young Ltd
Aeschengraben 9
P O Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of

Vontobel Securities Ltd, Zurich

Basel, February 29, 2016

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vontobel Securities (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Troy J. Butner	Philipp R. Bertschinger
Certified Public Accountant (United States)	Certified Public Accountant (Switzerland)


VONTOBEL

Vontobel Securities Ltd. - Exemption Report

Vontobel Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Vontobel Securities Ltd. states the following:

1. Vontobel Securities Ltd. claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k):

   (2) (i) "Special Account for the exclusive benefit of customers" maintained - for the months from February 2015 to December 2015;

   (2) (ii) All customer transactions cleared through another broker-dealer on a fully discloses basis - for the months January 2015 and February 2015;

2. Vontobel Securities Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Hanspeter Schiegg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer